EXHIBIT 99.3

Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

CONSOLIDATED BALANCE SHEETS
As at
(millions of Canadian dollars, unaudited)	Note	Jun 30 2017	Dec 31 2016
ASSETS
Current assets
Cash and cash equivalents		$50	$17
Accounts receivable		1,627	1,434
Current income taxes receivable		573	851
Inventory		929	689
Prepaids and other		324	149
Investments	6	832	913
Current portion of other long-term assets	7	34	283
		4,369	4,336
Exploration and evaluation assets	3	2,635	2,382
Property, plant and equipment	4	64,317	50,910
Other long-term assets	7	1,069	1,020
		$72,390	$58,648

LIABILITIES
Current liabilities
Accounts payable		$656	$595
Accrued liabilities		2,044	2,222
Current portion of long-term debt	8	1,946	1,812
Current portion of other long-term liabilities	9	793	463
		5,439	5,092
Long-term debt	8	21,330	14,993
Other long-term liabilities	9	4,088	3,223
Deferred income taxes		10,547	9,073
		41,404	32,381
SHAREHOLDERS’ EQUITY
Share capital	11	8,771	4,671
Retained earnings		22,203	21,526
Accumulated other comprehensive income	12	12	70
		30,986	26,267
		$72,390	$58,648
Commitments and contingencies (note 16).

Approved by the Board of Directors on August 2, 2017.

Canadian Natural Resources Limited	1	Six Months Ended June 30, 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Product sales		$3,927	$2,686	$7,799	$4,949
Less: royalties		(216)	(134)	(446)	(219)
Revenue		3,711	2,552	7,353	4,730
Expenses
Production		1,272	991	2,374	2,013
Transportation, blending and feedstock		583	491	1,225	1,001
Depletion, depreciation and amortization	4	1,210	1,174	2,509	2,393
Administration		75	91	162	177
Share-based compensation	9	(104)	122	(77)	239
Asset retirement obligation accretion	9	39	35	75	71
Interest and other financing expense		145	86	279	178
Risk management activities	15	(19)	(3)	(71)	67
Foreign exchange (gain) loss		(347)	49	(403)	(266)
Gain on acquisition and disposition of properties	3, 5	(265)	—	(265)	(32)
(Gain) loss from investments	6, 7	(33)	(7)	56	(166)
		2,556	3,029	5,864	5,675
Earnings (loss) before taxes		1,155	(477)	1,489	(945)
Current income tax recovery	10	(79)	(96)	(26)	(288)
Deferred income tax expense (recovery)	10	162	(42)	198	(213)
Net earnings (loss)		$1,072	$(339)	$1,317	$(444)
Net earnings (loss) per common share
Basic	14	$0.93	$(0.31)	$1.16	$(0.41)
Diluted	14	$0.93	$(0.31)	$1.16	$(0.41)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Net earnings (loss)	$1,072	$(339)	$1,317	$(444)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $6 million (2016 – $3 million) – three months ended; $6 million (2016 – $nil) – six months ended	40	25	39	1
Reclassification to net earnings (loss), net of taxes of $2 million (2016 – $1 million) – three months ended; $3 million (2016 – $1 million) – six months ended	(15)	(3)	(22)	7
	25	22	17	8
Foreign currency translation adjustment
Translation of net investment	(56)	2	(75)	(47)
Other comprehensive income (loss), net of taxes	(31)	24	(58)	(39)
Comprehensive income (loss)	$1,041	$(315)	$1,259	$(483)

Canadian Natural Resources Limited	2	Six Months Ended June 30, 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2017	Jun 30 2016
Share capital	11
Balance – beginning of period		$4,671	$4,541
Issued for the acquisition of AOSP and other assets (1)	5, 11	3,818	—
Issued upon exercise of stock options		224	151
Previously recognized liability on stock options exercised for common shares		58	21
Return of capital on PrairieSky Royalty Ltd. share distribution		—	(546)
Balance – end of period		8,771	4,167
Retained earnings
Balance – beginning of period		21,526	22,765
Net earnings (loss)		1,317	(444)
Dividends on common shares	11	(640)	(505)
Balance – end of period		22,203	21,816
Accumulated other comprehensive income	12
Balance – beginning of period		70	75
Other comprehensive loss, net of taxes		(58)	(39)
Balance – end of period		12	36
Shareholders’ equity		$30,986	$26,019

(1)
In connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets, the Company issued non-cash share consideration of $3,818 million. See note 5

Canadian Natural Resources Limited	3	Six Months Ended June 30, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS
		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Operating activities
Net earnings (loss)		$1,072	$(339)	$1,317	$(444)
Non-cash items
Depletion, depreciation and amortization		1,210	1,174	2,509	2,393
Share-based compensation		(104)	122	(77)	239
Asset retirement obligation accretion		39	35	75	71
Unrealized risk management (gain) loss		(6)	(52)	(46)	22
Unrealized foreign exchange (gain) loss		(355)	40	(415)	(294)
(Gain) loss from investments	6, 7	(27)	—	69	(147)
Deferred income tax expense (recovery)		162	(42)	198	(213)
Gain on acquisition and disposition of properties	5	(265)	—	(265)	(32)
Other		(29)	5	(7)	24
Abandonment expenditures		(105)	(36)	(146)	(110)
Net change in non-cash working capital		39	(190)	90	(211)
		1,631	717	3,302	1,298
Financing activities
Issue of bank credit facilities and commercial paper, net	8	3,062	602	2,634	1,732
Issue of medium-term notes, net	8	1,791	—	1,791	—
Issue (repayment) of US dollar debt securities, net	8	2,733	—	2,733	(555)
Issue of common shares on exercise of stock options		64	121	224	151
Dividends on common shares		(306)	(252)	(583)	(252)
		7,344	471	6,799	1,076
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets		(4)	(20)	(41)	10
Net expenditures on property, plant and equipment		(780)	(1,102)	(1,548)	(2,098)
Acquisition of AOSP and other assets, net of cash acquired (1)	5	(8,630)	—	(8,630)	—
Investment in other long-term assets		(23)	—	(23)	(99)
Net change in non-cash working capital		493	(57)	174	(232)
		(8,944)	(1,179)	(10,068)	(2,419)
Increase (decrease) in cash and cash equivalents		31	9	33	(45)
Cash and cash equivalents – beginning of period		19	15	17	69
Cash and cash equivalents – end of period		$50	$24	$50	$24
Interest paid, net		$123	$123	$322	$305
Income taxes (received) paid		$(260)	$4	$(325)	$(113)
(1)	The acquisition of AOSP includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million. See note 5.

Canadian Natural Resources Limited	4	Six Months Ended June 30, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The “Oil Sands Mining and Upgrading” segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands (“Horizon”) and through the Company’s direct and indirect interest in the Athabasca Oil Sands Project (“AOSP”).
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership (“Redwater Partnership”), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2016. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2016.
2. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In June 2017, the IASB issued IFRIC 23 “Uncertainty over Income Tax Treatments”. The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The interpretation is effective January 1, 2019. The Company is assessing the impact of this interpretation on its consolidated financial statements.
3. EXPLORATION AND EVALUATION ASSETS
	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$2,306	$—	$76	$—	$2,382
Additions	73	—	4	—	77
Acquisition of AOSP and other assets (note 5)	31	—	—	259	290
Transfers to property, plant and equipment	(113)	—	—	—	(113)
Disposals/derecognitions	(1)	—	—	—	(1)
At June 30, 2017	$2,296	$—	$80	$259	$2,635
On May 31, 2017, the Company completed the acquisition of AOSP and other assets in the Oil Sands Mining and Upgrading and North America Exploration and Production segments, including exploration and evaluation assets of $290 million. Refer to note 5 regarding the acquisition of AOSP and other assets.
During the six months ended June 30, 2017, the Company disposed of certain North America exploration and evaluation assets with a net book value of $1 million for consideration of $36 million, resulting in a pre-tax cash gain on sale of properties of $35 million.

Canadian Natural Resources Limited	5	Six Months Ended June 30, 2017

4. PROPERTY, PLANT AND EQUIPMENT
	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$61,647	$7,380	$5,132	$27,038	$234	$395	$101,826
Additions	1,088	96	36	470	2	22	1,714
Acquisition of AOSP and other assets (note 5)	349	—	—	13,832	—	—	14,181
Transfers from E&E assets	113	—	—	—	—	—	113
Disposals/derecognitions	(194)	—	—	(45)	—	—	(239)
Foreign exchange adjustments and other	—	(248)	(171)	—	—	—	(419)
At June 30, 2017	$63,003	$7,228	$4,997	$41,295	$236	$417	$117,176
Accumulated depletion and depreciation
At December 31, 2016	$38,311	$5,584	$3,797	$2,828	$115	$281	$50,916
Expense	1,561	401	100	432	4	11	2,509
Disposals/derecognitions	(194)	—	—	(45)	—	—	(239)
Foreign exchange adjustments and other	(7)	(214)	(125)	19	—	—	(327)
At June 30, 2017	$39,671	$5,771	$3,772	$3,234	$119	$292	$52,859
Net book value
- at June 30, 2017	$23,332	$1,457	$1,225	$38,061	$117	$125	$64,317
- at December 31, 2016	$23,336	$1,796	$1,335	$24,210	$119	$114	$50,910

Project costs not subject to depletion and depreciation	Jun 30 2017	Dec 31 2016
Kirby Thermal Oil Sands – North	$877	$846
On May 31, 2017, the Company completed the acquisition of AOSP and other assets in the Oil Sands Mining and Upgrading and North America Exploration and Production segments, including property, plant and equipment of $14,181 million. Refer to note 5 regarding the acquisition of AOSP and other assets.
During the six months ended June 30, 2017, the Company acquired a number of other producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $72 million. These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $30 million. No net deferred income tax liabilities or pre-tax gains were recognized on these acquisitions.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the six months ended June 30, 2017, pre-tax interest of $43 million (June 30, 2016 – $128 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (June 30, 2016 – 3.9%).

Canadian Natural Resources Limited	6	Six Months Ended June 30, 2017

5. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS

On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments (see note 16). The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
Total purchase consideration of $12,541 million, subject to closing adjustments, was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell, with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) payable to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
In connection with the acquisition of AOSP and other assets, the Company arranged acquisition financing of $1.8 billion of medium-term notes in Canada, US$3 billion of long-term notes in the United States and a $3 billion non-revolving term loan facility (see note 8).
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates, income taxes and foreign exchange rates. The fair value of accounts receivable, inventory, accounts payable and accrued liabilities approximate their carrying values due to the liquid nature of the assets and liabilities.
The following provides a summary of the net assets acquired and (liabilities) assumed relating to the acquisition:
Cash	$93
Other working capital	291
Property, plant and equipment	14,181
Exploration and evaluation assets	290
Asset retirement obligations	(721)
Other long-term liabilities	(73)
Deferred income taxes	(1,287)
Net assets acquired	$12,774

Total purchase consideration	12,541
Gain on acquisition before transaction costs	$233
The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The above amounts are estimates, and may be subject to change based on the receipt of new information.
As a result of the acquisitions, revenue increased by $355 million to $7,353 million and net operating income (comprised of revenue less production, and transportation, blending, and feedstock expense) increased by $132 million to $3,754 million for the six months ended June 30, 2017. If the acquisitions had occurred on January 1, 2017, the Company estimates that pro forma revenue would have increased by $2,181 million to $9,534 million and pro forma net operating income would have increased by $735 million to $4,489 million for the six months ended June 30, 2017. Readers are cautioned that pro forma revenue and pro forma net operating income are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2017, or of future results. Actual results would have been different and those differences may have been material in comparison to the pro forma information provided. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.

Canadian Natural Resources Limited	7	Six Months Ended June 30, 2017

6. INVESTMENTS
As at June 30, 2017, the Company had the following investments:
	Jun 30 2017	Dec 31 2016
Investment in PrairieSky Royalty Ltd.	$669	$723
Investment in Inter Pipeline Ltd.	163	190
	$832	$913
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. (“PrairieSky”) does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at June 30, 2017, the Company’s investment in PrairieSky was classified as a current asset.
The (gain) loss from the investment in PrairieSky was comprised as follows:
	Three Months Ended		Six Months Ended
	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Fair value (gain) loss from PrairieSky	$(34)	$(3)	$54	$(124)
Dividend income from PrairieSky	(4)	(7)	(8)	(19)
	$(38)	$(10)	$46	$(143)
Investment in Inter Pipeline Ltd.
The Company’s investment of 6.4 million common shares of Inter Pipeline Ltd. (“Inter Pipeline”) does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at June 30, 2017, the Company’s investment in Inter Pipeline was classified as a current asset.
The loss from the investment in Inter Pipeline was comprised as follows:
	Three Months Ended		Six Months Ended
	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Fair value loss from Inter Pipeline	$17	$—	$27	$—
Dividend income from Inter Pipeline	(2)	—	(5)	—
	$15	$—	$22	$—

Canadian Natural Resources Limited	8	Six Months Ended June 30, 2017

7. OTHER LONG-TERM ASSETS
	Jun 30 2017	Dec 31 2016
Investment in North West Redwater Partnership	$273	$261
North West Redwater Partnership subordinated debt (1)	425	385
Risk Management (note 15)	247	489
Other	158	168
	1,103	1,303
Less: current portion	34	283
	$1,069	$1,020
(1)	Includes accrued interest.

Investment in North West Redwater Partnership
The Company’s 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the “Project”) under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2013, the Company along with APMC, initially committed each to provide funding up to $350 million by each party by January 2016 in the form of subordinated debt bearing interest at prime plus 6%, based on a facility capital cost ("FCC") budget at $8,500 million, which has subsequently been increased by approximately 11% to the current estimate of approximately $9,400 million. As a result, the Company and APMC have agreed, each with a 50% interest, to provide additional subordinated debt as required for Project costs in excess of the FCC of $8,500 million to reflect an agreed debt to equity ratio of 80/20 and, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion, which is currently targeted for mid-2018. The Company's share of any additional subordinated debt financing resulting from the increase in the FCC in excess of $8,500 million is not expected to be significant. For the six months ended June 30, 2017, the Company and APMC each contributed an additional $23 million. To June 30, 2017, each party has provided $347 million of subordinated debt, together with accrued interest thereon of $78 million, for a Company total of $425 million.
During the second quarter of 2017, Redwater Partnership issued $750 million of 2.80% series J senior secured bonds due June 2027 and $750 million of 3.65% series K senior secured bonds due June 2035.
As at June 30, 2017, Redwater Partnership had additional borrowings of $931 million under its secured $3,500 million syndicated credit facility.
Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.
During the three months ended June 30, 2017, the Company recognized an equity gain from Redwater Partnership of $10 million (three months ended June 30, 2016 – loss of $3 million; six months ended June 30, 2017 – gain of $12 million; six months ended June 30, 2016 – gain of $23 million).
Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	9	Six Months Ended June 30, 2017

8. LONG-TERM DEBT
	Jun 30 2017	Dec 31 2016
Canadian dollar denominated debt, unsecured
Bank credit facilities	$4,660	$2,758
Medium-term notes	5,300	3,500
	9,960	6,258
US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2017 - US$1,220 million; December 31, 2016 - US$905 million)	1,584	1,213
Commercial paper (June 30, 2017 - US$500 million; December 31, 2016 - US$250 million)	649	336
US dollar debt securities (June 30, 2017 - US$8,650 million; December 31, 2016 - US$6,750 million)	11,230	9,063
	13,463	10,612
Long-term debt before transaction costs and original issue discounts, net	23,423	16,870
Less: original issue discounts, net (1)	(18)	(10)
transaction costs (1) (2)	(129)	(55)
	23,276	16,805
Less: current portion of commercial paper	649	336
current portion of other long-term debt (1) (2)	1,297	1,476
	$21,330	$14,993
(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2017, the Company had in place bank credit facilities of $11,050 million, as described below, of which $3,671 million was available. This excludes certain other dedicated credit facilities supporting letters of credit.
•	a $100 million demand credit facility;
•	a $750 million non-revolving term credit facility maturing February 2019;
•	a $125 million non-revolving term credit facility maturing February 2019;
•	a $2,200 million non-revolving term credit facility maturing October 2019;
•	a $3,000 million non-revolving term credit facility maturing May 2020;
•	a $2,425 million revolving syndicated credit facility maturing June 2020;
•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021; and
•	a £15 million demand credit facility related to the Company’s North Sea operations.

During the second quarter of 2017, the Company extended $2,095 million of the $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The remaining $330 million outstanding under this facility will continue under the previous terms and mature in June 2019. The other $2,425 million revolving credit facility matures in June 2020. The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.
During the second quarter of 2017, the $1,500 million non-revolving term credit facility was increased to $2,200 million and the maturity date was extended to October 2019 from April 2018. Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. As at June 30, 2017, the $2,200 million facility was fully drawn.
Borrowings under the $750 million and $125 million non-revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at June 30, 2017, the $750 million and $125 million facilities were each fully drawn.

Canadian Natural Resources Limited	10	Six Months Ended June 30, 2017

In addition to the credit facilities described above, during the second quarter of 2017, the Company entered into a $3,000 million non-revolving term loan facility to finance the acquisition of AOSP and other assets. This facility matures in May 2020 and is subject to annual amortization of 5% of the original balance. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. The facility also supports a US$375 million letter of credit relating to the deferred purchase consideration payable to Marathon in March 2018. As at June 30, 2017, the $3,000 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2017 was 1.9% (June 30, 2016 – 2.0%), and on total long-term debt outstanding for the six months ended June 30, 2017 was 3.9% (June 30, 2016 – 3.9%).
At June 30, 2017, letters of credit and guarantees aggregating $924 million were outstanding, including letters of credit of $669 million related to AOSP (including the deferred purchase consideration payable to Marathon in March 2018), a $39 million financial guarantee related to Horizon and $111 million of letters of credit related to North Sea operations.
Medium-Term Notes
During the second quarter of 2017, the Company issued $900 million of 2.05% medium-term notes due June 2020, $600 million of 3.42% medium-term notes due December 2026 and $300 million of 4.85% medium-term notes due May 2047. Proceeds from the securities were used to finance the acquisition of AOSP and other assets. Subsequent to June 30, 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019, replacing the Company's previous base shelf prospectus, which would have expired in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market condition at the time of issuance.
US Dollar Debt Securities
During the second quarter of 2017, the Company repaid US$1,100 million of 5.70% notes. In addition, the Company issued US$1,000 million of 2.95% notes due January 2023, US$1,250 million of 3.85% notes due June 2027 and US$750 million of 4.95% notes due June 2047. Proceeds from the debt securities were used to finance the acquisition of AOSP and other assets. Subsequent to June 30, 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019, replacing the Company's previous base shelf prospectus, which would have expired in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market condition at the time of issuance.
9. OTHER LONG-TERM LIABILITIES
	Jun 30 2017	Dec 31 2016
Asset retirement obligations	$4,025	$3,243
Share-based compensation	271	426
Risk management (note 15)	10	—
Other (1)	575	17
	4,881	3,686
Less: current portion	793	463
	$4,088	$3,223
(1)       Included in Other at June 30, 2017 is $487 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.

Canadian Natural Resources Limited	11	Six Months Ended June 30, 2017

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.0% (December 31, 2016 – 5.2%). Reconciliations of the discounted asset retirement obligations were as follows:
	Jun 30 2017	Dec 31 2016
Balance – beginning of period	$3,243	$2,950
Liabilities incurred	5	3
Liabilities acquired, net	751	30
Liabilities settled	(146)	(267)
Asset retirement obligation accretion	75	142
Revision of cost, inflation rates and timing estimates	—	(68)
Change in discount rate	131	493
Foreign exchange adjustments	(34)	(40)
Balance – end of period	4,025	3,243
Less: current portion	87	95
	$3,938	$3,148
Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered for cash settlement.
	Jun 30 2017	Dec 31 2016
Balance – beginning of period	$426	$128
Share-based compensation (recovery) expense	(77)	355
Cash payment for stock options surrendered	(2)	(7)
Transferred to common shares	(58)	(117)
(Recovered from) capitalized to Oil Sands Mining and Upgrading	(18)	67
Balance – end of period	271	426
Less: current portion	209	368
	$62	$58
10. INCOME TAXES
The provision for income tax was as follows:
	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Current corporate income tax – North America	$(47)	$(68)	$(9)	$(187)
Current corporate income tax – North Sea	30	(8)	36	(31)
Current corporate income tax – Offshore Africa	7	8	14	12
Current PRT (1) – North Sea	(72)	(31)	(73)	(86)
Other taxes	3	3	6	4
Current income tax	(79)	(96)	(26)	(288)
Deferred corporate income tax	110	(52)	138	(19)
Deferred PRT (1) – North Sea	52	10	60	(194)
Deferred income tax	162	(42)	198	(213)
Income tax	$83	$(138)	$172	$(501)
(1)       Petroleum Revenue Tax.

Canadian Natural Resources Limited	12	Six Months Ended June 30, 2017

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.
	Six Months Ended Jun 30, 2017
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,110,952	$4,671
Issued for the acquisition of AOSP and other assets (note 5)	97,561	3,818
Issued upon exercise of stock options	6,545	224
Previously recognized liability on stock options exercised for common shares	—	58
Balance – end of period	1,215,058	$8,771
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 1, 2017, the Board of Directors declared a quarterly dividend of $0.275 per common share ($0.25 per common share on November 2, 2016), beginning with the dividend payable on April 1, 2017.
Normal Course Issuer Bid
On May 16, 2017, the Company’s application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,931,135 common shares, over a 12 month period commencing May 23, 2017 and ending May 22, 2018. For the six months ended June 30, 2017, the Company did not purchase any common shares for cancellation.
Stock Options
The following table summarizes information relating to stock options outstanding at June 30, 2017:
	Six Months Ended Jun 30, 2017
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	58,299	$34.22
Granted	8,714	$40.32
Surrendered for cash settlement	(260)	$34.72
Exercised for common shares	(6,545)	$34.17
Forfeited	(2,346)	$37.75
Outstanding – end of period	57,862	$35.00
Exercisable – end of period	15,740	$33.58
The Option Plan is a “rolling 9%” plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	13	Six Months Ended June 30, 2017

12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:
	Jun 30 2017	Jun 30 2016
Derivative financial instruments designated as cash flow hedges	$44	$66
Foreign currency translation adjustment	(32)	(30)
	$12	$36

Canadian Natural Resources Limited	14	Six Months Ended June 30, 2017

13. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its “debt to book capitalization ratio”, which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2017, the ratio was within the target range at 43%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.
	Jun 30 2017	Dec 31 2016
Long-term debt (1)	$23,276	$16,805
Total shareholders’ equity	$30,986	$26,267
Debt to book capitalization	43%	39%
(1)	Includes the current portion of long-term debt.
14. NET EARNINGS (LOSS) PER COMMON SHARE
		Three Months Ended		Six Months Ended
		Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Weighted average common shares outstanding – basic (thousands of shares)		1,150,335	1,097,579	1,131,740	1,096,247
Effect of dilutive stock options (thousands of shares)		7,845	—	8,077	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,158,180	1,097,579	1,139,817	1,096,247
Net earnings (loss)		$1,072	$(339)	$1,317	$(444)
Net earnings (loss) per common share	– basic	$0.93	$(0.31)	$1.16	$(0.41)
	– diluted	$0.93	$(0.31)	$1.16	$(0.41)

Canadian Natural Resources Limited	15	Six Months Ended June 30, 2017

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:
	Jun 30, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,627	$—	$—	$—	$1,627
Investments	—	832	—	—	832
Other long-term assets	425	—	247	—	672
Accounts payable	—	—	—	(656)	(656)
Accrued liabilities	—	—	—	(2,044)	(2,044)
Other long-term liabilities (1)	—	48	(58)	(487)	(497)
Long-term debt (2)	—	—	—	(23,276)	(23,276)
	$2,052	$880	$189	$(26,463)	$(23,342)

	Dec 31, 2016
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,434	$—	$—	$—	$1,434
Investments	—	913	—	—	913
Other long-term assets	385	4	485	—	874
Accounts payable	—	—	—	(595)	(595)
Accrued liabilities	—	—	—	(2,222)	(2,222)
Long-term debt (2)	—	—	—	(16,805)	(16,805)
	$1,819	$917	$485	$(19,622)	$(16,401)
(1)	Includes $487 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.
(2)	Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:
		Jun 30, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$832	$832	$—	$—
Other long-term assets (4)	$672	$—	$247	$425
Other long-term liabilities	$(10)	$—	$(10)	$—
Fixed rate long-term debt (5) (6)	$(16,383)	$(17,290)	$—	$—

		Dec 31, 2016
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$913	$913	$—	$—
Other long-term assets (4)	$874	$—	$489	$385
Fixed rate long-term debt (5) (6)	$(12,498)	$(13,217)	$—	$—
(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and deferred purchase consideration payable to Marathon in March 2018).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.
(3)	The fair value of the investments are based on quoted market prices.
(4)	The fair value of North West Redwater Partnership subordinated debt is based on the present value of future cash receipts.
(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)	Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	16	Six Months Ended June 30, 2017

The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.
Asset (liability)	Jun 30 2017	Dec 31 2016
Derivatives held for trading
Foreign currency forward contracts	$(28)	$10
Crude oil price collars	73	—
Natural gas AECO swaps	3	(6)
Cash flow hedges
Foreign currency forward contracts	(65)	16
Cross currency swaps	254	469
	$237	$489

Included within:
Current portion of other long-term (liabilities) assets	$(10)	$222
Other long-term assets	247	267
	$237	$489

For the six months ended June 30, 2017, the Company recognized a gain of $2 million (year ended December 31, 2016 – gain of $7 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	17	Six Months Ended June 30, 2017

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:
Asset (liability)	Jun 30 2017	Dec 31 2016
Balance – beginning of period	$489	$854
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	46	(25)
Foreign exchange	(318)	(304)
Other comprehensive loss	20	(36)
Balance – end of period	237	489
Less: current portion	(10)	222
	$247	$267
Net (gains) losses from risk management activities were as follows:
	Three Months Ended		Six Months Ended
	Jun 30 2017	Jun 30 2016	Jun 30 2017	Jun 30 2016
Net realized risk management (gain) loss	$(13)	$49	$(25)	$45
Net unrealized risk management (gain) loss	(6)	(52)	(46)	22
	$(19)	$(3)	$(71)	$67
Financial Risk Factors
a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At June 30, 2017, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

Sales contracts
	Remaining term			Volume	Weighted average price			Index
Crude Oil
Price collars	Jul 2017	—	Dec 2017	67,500 bbl/d	US$50.00	-	US$60.10	WTI

Natural Gas
AECO swaps	Jul 2017	—	Oct 2017	50,000 GJ/d			$2.80	AECO

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	18	Six Months Ended June 30, 2017

Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2017, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At June 30, 2017, the Company had the following cross currency swap contracts outstanding:
	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jul 2017	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jul 2017	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at June 30, 2017 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at June 30, 2017, the Company had US$3,029 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$1,720 million designated as cash flow hedges.
b)  Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2017, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At June 30, 2017, the Company had net risk management assets of $293 million with specific counterparties related to derivative financial instruments (December 31, 2016 – $489 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)  Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	19	Six Months Ended June 30, 2017

The maturity dates for financial liabilities were as follows:
	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$656	$—	$—	$—
Accrued liabilities	$2,044	$—	$—	$—
Other long-term liabilities (1)	$497	$—	$—	$—
Long-term debt (2)	$2,096	$1,524	$9,120	$10,683
(1)	Includes $487 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.
(2)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
16. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	Remaining 2017	2018	2019	2020	2021	Thereafter
Product transportation and pipeline	$291	$569	$422	$401	$345	$3,710
Offshore equipment operating leases and offshore drilling	$112	$187	$96	$72	$71	$8
Office leases	$24	$46	$44	$43	$40	$152
Other	$56	$46	$42	$41	$40	$384

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of Horizon. These contracts can be canceled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	20	Six Months Ended June 30, 2017

17. SEGMENTED INFORMATION
	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	2,107	1,677	4,473	3,189	165	110	384	231	112	206	252	306	2,384	1,993	5,109	3,726
Less: royalties	(176)	(121)	(380)	(200)	(1)	(1)	(1)	(1)	(6)	(7)	(13)	(12)	(183)	(129)	(394)	(213)
Segmented revenue	1,931	1,556	4,093	2,989	164	109	383	230	106	199	239	294	2,201	1,864	4,715	3,513
Segmented expenses
Production	590	545	1,161	1,112	76	72	186	192	52	75	98	109	718	692	1,445	1,413
Transportation, blending and feedstock	522	480	1,154	973	7	12	18	22	1	—	1	1	530	492	1,173	996
Depletion, depreciation and amortization	773	855	1,572	1,752	156	87	401	198	42	94	100	155	971	1,036	2,073	2,105
Asset retirement obligation accretion	20	16	39	33	7	9	14	18	2	3	4	6	29	28	57	57
Realized risk management activities	(13)	49	(25)	45	—	—	—	—	—	—	—	—	(13)	49	(25)	45
Gain on acquisition and disposition of properties	(35)	—	(35)	(32)	—	—	—	—	—	—	—	—	(35)	—	(35)	(32)
(Gain) loss from investments	(23)	(10)	68	(143)	—	—	—	—	—	—	—	—	(23)	(10)	68	(143)
Total segmented expenses	1,834	1,935	3,934	3,740	246	180	619	430	97	172	203	271	2,177	2,287	4,756	4,441
Segmented earnings (loss) before the following	97	(379)	159	(751)	(82)	(71)	(236)	(200)	9	27	36	23	24	(423)	(41)	(928)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange (gain) loss
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax recovery
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	21	Six Months Ended June 30, 2017

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	1,537	674	2,682	1,198	23	31	48	57	(17)	(12)	(40)	(32)	3,927	2,686	7,799	4,949
Less: royalties	(33)	(5)	(52)	(6)	—	—	—	—	—	—	—	—	(216)	(134)	(446)	(219)
Segmented revenue	1,504	669	2,630	1,192	23	31	48	57	(17)	(12)	(40)	(32)	3,711	2,552	7,353	4,730
Segmented expenses
Production	553	293	925	590	4	7	8	13	(3)	(1)	(4)	(3)	1,272	991	2,374	2,013
Transportation, blending and feedstock	74	15	94	38	—	—	—	—	(21)	(16)	(42)	(33)	583	491	1,225	1,001
Depletion, depreciation and amortization	237	135	432	282	2	3	4	6	—	—	—	—	1,210	1,174	2,509	2,393
Asset retirement obligation accretion	10	7	18	14	—	—	—	—	—	—	—	—	39	35	75	71
Realized risk management activities	—	—	—	—	—	—	—	—	—	—	—	—	(13)	49	(25)	45
Gain on acquisition and disposition of properties	(230)	—	(230)	—	—	—	—	—	—	—	—	—	(265)	—	(265)	(32)
(Gain) loss from investments	—	—	—	—	(10)	3	(12)	(23)	—	—	—	—	(33)	(7)	56	(166)
Total segmented expenses	644	450	1,239	924	(4)	13	—	(4)	(24)	(17)	(46)	(36)	2,793	2,733	5,949	5,325
Segmented earnings (loss) before the following	860	219	1,391	268	27	18	48	61	7	5	6	4	918	(181)	1,404	(595)
Non–segmented expenses
Administration													75	91	162	177
Share-based compensation													(104)	122	(77)	239
Interest and other financing expense													145	86	279	178
Unrealized risk management activities													(6)	(52)	(46)	22
Foreign exchange (gain) loss													(347)	49	(403)	(266)
Total non–segmented expenses													(237)	296	(85)	350
Earnings (loss) before taxes													1,155	(477)	1,489	(945)
Current income tax recovery													(79)	(96)	(26)	(288)
Deferred income tax expense (recovery)													162	(42)	198	(213)
Net earnings (loss)													1,072	(339)	1,317	(444)

Canadian Natural Resources Limited	22	Six Months Ended June 30, 2017

Capital Expenditures (1)
	Six Months Ended
	Jun 30, 2017			Jun 30, 2016
	Net (2) expenditures	Non-cash and fair value changes (2)(3)	Capitalized costs	Net expenditures	Non-cash and fair value changes (3)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (4)	$89	$(99)	$(10)	$16	$(100)	$(84)
North Sea	—	—	—	—	—	—
Offshore Africa	4	—	4	6	(18)	(12)
Oil Sands Mining and Upgrading	142	117	259	—	—	—
	$235	$18	$253	$22	$(118)	$(96)

Property, plant and equipment
Exploration and Production
North America	$1,115	$241	$1,356	$584	$(90)	$494
North Sea	76	20	96	26	—	26
Offshore Africa	33	3	36	117	—	117
	1,224	264	1,488	727	(90)	637
Oil Sands Mining and Upgrading (5)	8,480	5,777	14,257	1,359	(18)	1,341
Midstream	2	—	2	2	—	2
Head office	22	—	22	10	—	10
	$9,728	$6,041	$15,769	$2,098	$(108)	$1,990

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.
(2)
Net expenditures on exploration and evaluation assets and property, plant and equipment for the six months ended June 30, 2017 exclude non-cash share consideration of $3,818 million issued on the acquisition of AOSP and other assets. This non-cash consideration is included in non-cash and other fair value changes.

(3)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.

(4)	The above noted figures for 2017 do not include the impact of a pre-tax cash gain of $35 million (2016 - $32 million pre-tax cash gain) on the disposition of certain exploration and evaluation assets.
(5)	Net expenditures for Oil Sands Mining and Upgrading include capitalized interest and share-based compensation.
Segmented Assets
	Jun 30 2017	Dec 31 2016
Exploration and Production
North America	$28,219	$28,892
North Sea	1,896	2,269
Offshore Africa	1,419	1,580
Other	34	29
Oil Sands Mining and Upgrading	39,749	24,852
Midstream	948	912
Head office	125	114
	$72,390	$58,648

Canadian Natural Resources Limited	23	Six Months Ended June 30, 2017

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.
Interest coverage ratios for the twelve month period ended June 30, 2017:
Interest coverage (times)
Net earnings (1)	3.0x
Funds flow from operations (2)	10.1x
(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.
(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	24	Six Months Ended June 30, 2017